Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 5
DATED FEBRUARY 1, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 5 to you in order to supplement our prospectus. This supplement updates information in the "Investment Objectives and Policies", "Real Property Investments", and "Plan of Distribution" sections of our prospectus. This Supplement No. 5 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 4 dated January 25, 2005, Supplement No. 3 dated January 11, 2005, Supplement No 2 dated January 4, 2005, Supplement No. 1 dated December 29, 2004, and prospectus dated December 21, 2004, and must be read in conjunction with our prospectus.

Investment Objectives and Policies

The discussion under this section, which starts on page 99 of our prospectus, is modified and supplemented by the following information regarding distributions.

Distributions

At the January 27, 2005 regularly scheduled Board meeting, the Board of Directors unanimously approved a resolution to delegate to our management committee the authority to continue to determine the amount of the monthly distributions to stockholders on our common stock to be an amount between 6.0% and 7.25% on an annualized basis, for the remainder of the 2005 calendar year.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Academy Sports & Outdoors, San Antonio, Texas

On January 28, 2005, we purchased a newly constructed freestanding retail center known as Academy Sports & Outdoors, containing 70,910 of gross leasable square feet. The center is located at 2643 NW Loop 410 in San Antonio, Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $7,150,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $101 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

One tenant, Academy Sports & Outdoors, will lease 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square	Estimated
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Academy Sports & Outdoors	70,910	100	7.80	02/05	01/25

For federal income tax purposes, the depreciable basis in this property will be approximately $5,362,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

American Express Canada, Markham, Ontario, Canada

On January 25, 2005, we purchased two office buildings located on a 30 acre site constructed between 1983 and 1987 and leased them back to American Express Travel Related Services Company, Inc. The office buildings contain a total of 306,710 of gross square feet and are located in Markham, Ontario, Canada.

We purchased these American Express buildings from an unaffiliated third party. Our total acquisition cost, including expenses was approximately $42,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $137 per square foot of leasable space.

We purchased this property with our own funds. On January 26, 2005, we obtained financing on this property in the amount of $25,380,000. The loan on this property requires interest only payments with an annual rate of 4.2975%. The loan matures in February 2015.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at this property is comparable to market rates. We believe the property is well located, has acceptable roadway access and is well maintained. This property will be subject to competition from similar properties within its market area, and economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

One tenant, American Express Travel Related Services, Inc., leases 100% of the total gross square feet of this property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Lessee/	Approximate Gross	% of Total GSF of each	Estimated Annual	Base Rent Per Square Foot Per	Lease	Term
Location	(Sq. Ft.)	Property	Rent ($)	Annum ($)	Beginning	To

101 McNabb Street	306,710	100	2,726,676	8.89	02/05	01/15
Markham, Ontario, Canada

For federal income tax purposes, the depreciable basis in this property will be approximately $31,500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Cottage Plaza, Pawtucket, Rhode Island

We anticipate purchasing a newly constructed shopping center known as Cottage Plaza, containing 83,942 gross leasable square feet (which includes 6,500 square feet of ground lease space). The center is located at 380 Cottage Street in Pawtucket, Rhode Island.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $23,450,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $279 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Stop and Shop, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Stop and Shop	65,486	78	20.63	11/04	11/24

For federal income tax purposes, the depreciable basis in this property will be approximately $17,588,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Cottage Plaza was newly constructed during 2004 and 2005. As of February 1, 2005, this property was 92% occupied, with a total 77,442 square feet leased to five tenants and one ground lease tenant. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

T-Mobile	1,896	12/14	39,816	21.00
Sally Beauty	1,600	12/15	30,960	19.35
Pepperoni's	1,920	12/14	34,200	17.81
Wendy's Old Fashioned Hamburgers (Ground Lease) *	3,500	03/14	55,000	N/A
Hollywood Video	6,500	12/15	143,000	22.00
Stop & Shop Gas Station (Ground Lease)	40	11/24	25,000	N/A
Stop & Shop	65,486	11/24	1,309,720	20.00
Dunkin Donuts (Ground Lease) *	3,000	01/25	55,000	N/A
T-Mobile	1,896	12/14	39,816	21.00
Sally Beauty	1,600	12/15	30,960	19.35

* Lease term has not yet commenced but commences upon the tenant's occupancy.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Stateline Station, Kansas City, Missouri

We anticipate purchasing a portion of an existing shopping center known as Stateline Station containing 141,686 gross leasable square feet. The center is located at 135th Street and Stateline Road in Kansas City, Missouri.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost for this portion is expected to be approximately $32,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $226 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Linens 'N Things, Cost Plus World Market and Petco, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Linens 'N Things	30,000	21	12.25	03/04	01/15

Cost Plus World Market	18,300	13	14.00	01/04	01/14

Petco	15,000	11	13.00	10/04	01/15

For federal income tax purposes, the depreciable basis in this property will be approximately $24,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Stateline Station was built between 2003 and 2004. As of February 1, 2005, this property was 93% occupied, with a total 131,954 square feet leased to 17 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Artworks & Frame Warehouse	3,350	12/08	80,400	24.00
Payless Shoes	3,000	05/09	66,000	22.00
Dress Barn	8,000	06/09	136,000	17.00
Subway	1,450	08/09	33,350	23.00
GNC	1,235	09/09	28,237	23.26
Mattress Firm	5,040	10/09	135,803	24.50
Gamestop	1,350	01/10	31,050	23.00
Shoe Carnival	12,000	12/13	162,000	13.50
Cost Plus World Market	18,300	01/14	256,200	14.00
Pier 1 Imports	10,850	02/14	181,737	16.75
Great Clips	1,240	05/14	29,760	24.00
Audrey's Card Shop (Hallmark)	4,000	11/14	82,000	20.50
Hao Nguyen Bali Nails	1,573	01/15	37,752	24.00
Bassett Furniture	14,000	01/15	221,200	15.80
Petco	15,000	01/15	195,000	13.00
Linens 'N Things	30,000	01/15	367,500	12.25
Trade Secrets	1,566	TBD *	39,541	25.25

* To be determined

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Southgate Plaza, Heath, Ohio

We anticipate purchasing an existing shopping center known as Southgate Plaza, containing 86,010 gross leasable square feet. The center is located at 681 Hebron Road in Heath, Ohio.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $12,253,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $142 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Best Buy, Office Depot and Michaels, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Best Buy	30,444	35	10.25	06/00	01/16

Office Depot	30,122	35	9.75	11/98	11/13

Michaels	17,026	20	8.50	09/00	02/11

For federal income tax purposes, the depreciable basis in this property will be approximately $9,190,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Southgate Plaza was built in stages from 1998 to 2000 with an outlot building constructed in 2002. As of February 1, 2005, this property was 100% occupied, with a total 86,010 square feet leased to seven tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Caribou Coffee	1,650	03/08	34,320	20.80
Mattress Mart	4,288	08/10	47,168	11.00
Michaels	17,026	02/11	144,721	8.50
Quizno's	1,400	01/12	30,800	22.00
Great Clips	1,080	03/13	21,600	20.00
Office Depot	30,122	11/13	293,690	9.75
Best Buy	30,444	01/16	312,051	10.25

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

High Ridge Crossings, High Ridge, Missouri

We anticipate purchasing a newly constructed shopping center known as High Ridge Crossings, containing 76,857 gross leasable square feet. The center is located at 1023 Crossroads Place in High Ridge, Missouri.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $13,200,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $172 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Shop 'n Save Warehouse (Super Valu), leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Shop N' Save Warehouse (Super Valu)	59,263	77	9.65	05/04	06/24

For federal income tax purposes, the depreciable basis in this property will be approximately $9,900,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

High Ridge Crossings was built during 2004. As of February 1, 2005, this property was 100% occupied, with a total 72,657 square feet leased to seven tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Q-Nails	1,400	05/09	23,100	16.50
Charlotte's Web Gift Shop	1,336	07/09	20,708	15.50
Great Clips	1,400	11/09	21,700	15.50
Premier Tan	2,800	07/11	44,100	15.75
Blockbuster Video	5,058	06/14	101,169	20.00
China King	1,400	07/14	21,700	15.50
Shop N' Save Warehouse (Super Valu)	59,263	06/24	571,888	9.65

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Trenton Crossing, McAllen, Texas

We anticipate purchasing a portion of an existing shopping center known as Trenton Crossing, containing 249,635 gross leasable square feet (which includes ground lease space). The center is located at 10th Street and Trenton Road in McAllen, Texas.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $35,103,700. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $141 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Four tenants, Hobby Lobby, Ross Dress For Less, Marshalls and Bealls, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Hobby Lobby	55,000	22	6.50	09/03	09/18

Ross Dress For Less	30,187	12	9.00	01/04	01/14

Marshalls	30,000	12	8.75	11/03	11/13

Bealls	25,000	10	8.50	11/03	01/19

For federal income tax purposes, the depreciable basis in this property will be approximately $26,328,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Trenton Crossing was built in 2003. As of February 1, 2005, this property was 86% occupied, with a total 214,060 square feet leased to 19 tenants and one ground lease tenant. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Rack Room Shoes	6,000	11/08	90,000	15.00
Cingular Wireless	2,500	12/08	56,256	22.50
Dollar Tree	14,960	01/09	134,640	9.00
Check N Go	1,500	04/09	31,500	21.00
Nail Salon	1,192	04/09	23,844	20.00
Subway	1,500	05/09	30,000	20.00
Game Stop	1,500	05/09	31,500	21.00
Dress Barn	8,000	06/09	120,000	15.00
Mattress Firm	4,800	06/09	100,800	21.00
Illusions	2,991	08/09	53,844	18.00
Wells Fargo Bank	2,500	10/09	50,004	20.00
GNC	1,500	11/09	27,000	18.00
De Pan Bakery	4,042	11/09	80,844	20.00
H&R Block	1,538	11/09	30,756	20.00
Marshalls	30,000	11/13	262,500	8.75
Ross Dress For Less	30,187	01/14	271,680	9.00
PETsMART	19,350	07/14	232,200	12.00
Hobby Lobby	55,000	09/18	357,504	6.50
Bealls	25,000	01/19	212,496	8.50
Red Robin (Ground Lease)	TBD*	03/20	95,004	N/A

* To be determined.

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Stockholders' Meetings

Our board of directors has set the annual meeting of the stockholders to be held on June 7, 2005, at 9:00 a.m., at our offices located at 2901 Butterfield Road, Oak Brook, IL. The meeting will be for stockholders of record as of March 31, 2005.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offerings as of January 28, 2005:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	234,093,504	2,340,855,055	243,921,950	2,096,933,105

Our second offering dated December 21, 2004	122,360	1,223,600	39,973	1,183,627

Shares sold pursuant to our distribution reinvestment program	3,718,371	35,324,525	-	35,324,525

Shares repurchased pursuant to our share repurchase program	(71,892)	(665,006)	-	(665,006)

	237,882,343	2,376,938,174	243,961,923	2,132,976,251

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.